TRANS HEX

TRANS HEX GROUP LIMITED

REG NO. 1963/007579/06

405 VOORTREKKER RD PAROW 7500 PO BOX 723 PAROW 7499 CAPE TOWN SOUTH AFRICA REPUBLIC OF SOUTH AFRICA
TEL +27 21 937 2000 FAX +27 21 937 2100 www.transhex.co.za EMAIL info@transhex.co.za

[redacted]

02049746

02 SEP -4 AM 9:41

GJZ/mb/ADR
2002-07-02

EXEMPTION NO 82-4011

Securities and Exchange Commission
ADR Division of Corporate Finance
450 Fifth Street, N W
WASHINGTON, D C 20549
UNITED STATES OF AMERICA

Sir

TRANS HEX GROUP LIMITED (FILE NO 82-4011) - RULE 12g3-2(b)
ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED 31 MARCH 2002

SUPPL

With reference to Trans Hex Group Limited's (the Company) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find the following documentation :

1) A copy of the draft minutes of the 21st Annual General Meeting which was sent to the JSE Securities Exchange South Africa in terms of their rules;

2) A copy our Annual Financial Report for the year ended 31 March 2002.

3) Copies of Forms CM 29 dated 29 September 2001, 26 November 2001, 7 June 2002 and 19 June 2002 which was sent to the Registrar of Companies thereby notifying the Registrar of the resignations of Mr P D Danchin and Mr Y P Mercier and the appointments of Mr C Gardner as chief executive officer, Mrs M S Loubser as financial director and Mr A M Krige as executive director : land division of Trans Hex Group Limited. The JSE Securities Exchange South Africa as well as the Bank of New York has received copies thereof.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please contact the undersigned at +27 21 9372000 should you have any queries regarding the above.

Yours faithfully

G J ZACHARIAS
COMPANY SECRETARY

dlw 9/6

PROCESSED
SEP 1 1 2002
THOMSON
FINANCIAL

TRANS HEX GROUP LIMITED

(The Company or Trans Hex)

Minutes of the twenty-first Annual General Meeting of Shareholders of Trans Hex held on Friday 17 August 2001 at the Company's registered office, being 405 Voortrekker Road, Parow, South Africa

1. CHAIRMAN

The chairman, Mr B R van Rooyen, presided.

2. WELCOME

The chairman welcomed all shareholders, representatives, directors and invitees to the twenty-first Annual General Meeting of Shareholders.

3. QUORUM

The chairman reported that 15 shareholders holding 53 656 136 shares, being 64% of the total issued shares, were represented in person or by proxy at the meeting. The chairman noted that he was proxy holder for 14 540 073 shares.

The chairman declared that the necessary quorum was present and the meeting was accordingly duly constituted.

4. NOTICE OF MEETING

It was agreed that the notice convening the meeting be taken as read.

5. AUDITORS' REPORT

The chairman proposed, and it was unanimously agreed that the auditors' report, forming part of the audited annual financial statements of the company and of the group for the year ended 31 March 2001, as issued to members, be taken as read.

6. **ANNUAL FINANCIAL STATEMENTS**

The Chairman proposed that the annual financial statements for the year ended 31 March 2001, copies of which had been forwarded to shareholders and which were tabled, be confirmed and adopted. Mr Danchin seconded the motion.

It was unanimously agreed that the annual financial statements for the year ended 31 March 2001, incorporating the review of activities and the report of directors, be confirmed and adopted.

7. **NON-EXECUTIVE DIRECTORS' REMUNERATION**

It was unanimously agreed that the payment of an amount of R262 575 to non-executive directors, as fees for services during the past financial year, be confirmed.

8. **DIRECTORATE**

The Chairman reported that in terms of the Company's Articles of Association, directors appointed during the year retain office only until the next Annual General Meeting of the Company. Accordingly Messrs Bührmann, Martin and Van Rooyen retired by rotation from the board, at this meeting. Being eligible, the retiring directors were available for re-election. No further nominations had been received for the vacant seats on the board.

It was RESOLVED that :

1) **the re-election of the retiring directors be performed by means of a single resolution.**

2) **Messrs Bührmann, Martin and Van Rooyen be re-elected as directors of the Company.**

9. **UNISSUED ORDINARY SHARES (ORDINARY RESOLUTION NUMBER 1)**

Mr van Rooyen reported that of the 216 590 561 unissued ordinary shares in the capital of the company, 11 726 207 ordinary shares are specifically reserved for the purposes of the company's share schemes. Accordingly it was requested that the general authority granted to directors to allot and issue the remaining 204 864 354 unissued shares upon such terms and conditions as they in their sole discretion may determine, be renewed subject to the terms and conditions as stipulated in the JSE Listings Requirements.

It was unanimously RESOLVED that ordinary resolution number 1 as contained in the notice of general meeting be approved.

10. **ORDINARY RESOLUTION NUMBER 2**

The chairman noted that ordinary resolution number 2 provided for the granting to directors of a general authority, to allot and issue for cash all or any of the authorised but unissued shares placed under their control in terms of the previous resolution. He proposed the passing of ordinary resolution number 2 as contained in the notice of meeting.

It was RESOLVED, by unanimous vote, that ordinary resolution number 2 as contained in the notice of general meeting be approved.

11. **MR DANCHIN**

The Chairman reported that Mr Danchin had resigned as Managing Director : Operations and that he would be leaving the employ of the company. He thanked Mr Danchin for his considerable contribution over the many years during which he was an executive director and proposed that the meeting adopt a resolution recording shareholders appreciation for Mr Danchin's services to the company.

It was unanimously resolved that vote of thanks and appreciation be extended to Mr Danchin for his considerable service and dedication to Trans Hex and be hereby recorded.

12. **CLOSURE**

All the business of the meeting having been dealt with, the Chairman thanked all shareholders and invitees for their attendance and declared the meeting closed.

____

CHAIRMAN

PAROW

________________ 2001

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

EXEMPTION NO 82-4011

Opgawe van besonderhede soos op /
Return of Particulars as at 29 September 2001

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ing: artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, GEORGE JOHN ZACHARIAS
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed G. Zacharias
Datum
Date 10 September 2001

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WILLCOX
2. Volle voorname/Full forenames	MARK JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 7 0 0 1 0 8 5 0 2 2 0 8 6
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	15 May 2000 Director
6. Woonadres/Residential address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7. Besigheidadres/Business address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8. Posadres/Postal address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.: Jaar Maand Dag / Year Month Day	3309225073008
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.: Jaar Maand Dag / Year Month Day	5303055755089
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 1829 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MERCIER
2.:	YANNIC PIERRE JEAN
3.:	
4.: Jaar Maand Dag / Year Month Day	330717
5.: (a)	26 April 2000
(b)	Director
6.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
7.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
8.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
9.:	SWISS (9662761)
10.:	RETIRED
11.:	No
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.: Jaar Maand Dag / Year Month Day	3805095118013
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	LOUW
2.:	ANDRIES CORNELIS
3.:	
4.: Jaar Maand Dag / Year Month Day	4810315040087
5.: (a)	29 February 2000
(b)	Director
6.:	2 WHITE WATERS BLOUBERGSTRAND 7441
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : MARINE
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.: Jaar Maand Dag / Year Month Day	5311215091006
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	BüHRMANN
2.:	WILHELM EMIL
3.:	
4.:	Jaar/Year, Maand/Month, Dag/Day: 5 5 0 4 2 4 5 1 3 1 0 0 4
5.: (a)	4 February 1994
(b)	Director
6.:	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.:	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	GROUP INVESTMENT MANAGER
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Datum ontvang
Date received

Posadres
Postal address P O BOX 723 PAROW
7499

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

KEY TO PERSONAL PARTICULARS REQUIRED | **PERSONAL PARTICULARS** | 1963/007579/06

1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day — 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In . .d-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
9.:	
10.:	
11.:	
12.:	
13.:	No change

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	No change

LIST OF DIRECTORS CONTINUED.......

1.:	GARDNER
2.:	CALVYN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 2 0 8 1 9 5 0 3 7 0 8 3
5.: (a)	1 September 2001
5.: (b)	Director
6.:	405 VOORTREKKER ROAD PAROW 7500
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	New Appointment - 1 September 2001

1.:	DANCHIN
2.:	PETER DAVID
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 6 0 3 0 9 5 0 6 8 0 8 3
5.: (a)	7 June 1993
5.: (b)	Director
6.:	7 TULLYALLEN ROAD RONDEBOSCH 7700
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	MANAGING DIRECTOR: OPERATIONS
11.:	Yes
12.:	Resigned - 29 September 2001

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

EXEMPTION NO 82-4011

Opgawe van besonderhede soos op /
Return of Particulars as at ....

Verklaring / Statement

Ek, GEORGE JOHN ZACHARIAS
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ing e artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, ____________________
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed G. Zacharias

Datum
Date 26 NOVEMBER 2001

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	GARDNER
2. Volle voorname/Full forenames	CALVYN
3. ...ge van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 6 2 0 8 1 1 9 5 0 3 7 0 8 3
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	1 September 2001 Director
6. Woonadres/Residential address	405 VOORTREKKER ROAD PAROW 7500
7. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
8. Posadres/Postal address	P O BOX 723 PAROW 7499
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	CHIEF EXECUTIVE OFFICER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	WILLCOX
2.:	MARK JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day 7001108502086
5.: (a)	15 May 2000
(b)	Director
6.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.:	Jaar Maand Dag / Year Month Day 3309225073008
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day 5303055755089
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 3047 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MERCIER
2.:	YANNIC PIERRE JEAN
3.:	
4.:	Jaar Maand Dag / Year Month Day 330717
5.: (a)	26 April 2000
(b)	Director
6.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
7.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
8.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
9.:	SWISS (9662761)
10.:	RETIRED
11.:	No
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.:	Jaar Maand Dag / Year Month Day 3805095118013
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	LOUW
2.:	ANDRIES CORNELIS
3.:	
4.:	Jaar Maand Dag / Year Month Day 4810315040087
5.: (a)	29 February 2000
(b)	Director
6.:	2 WHITE WATERS BLOUBERGSTRAND 7441
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : MARINE
11.:	Yes
12.:	No Change

Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5 3 1 1 2 1 5 0 9 1 0 0 6
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.: Jaar/Year Maand/Month Dag/Day	4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

LIST OF DIRECTORS CONTINUED.......

1.:	BüHRMANN
2.:	WILHELM EMIL
3.:	
4.:	Jaar Year / Maand Month / Dag Day 5 | 5 | 0 | 4 | 2 | 4 | 5 | 1 | 3 | 1 | 0 | 0 | 4 |
5.: (a)	4 February 1994
5.: (b)	Director
6.:	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.:	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	. South African
10.:	GROUP INVESTMENT MANAGER
11.:	Yes
12.:	No Change

1.:	LOUBSER
2.:	MAGDALENA SUSANNA
3.:	
4.:	Jaar Year / Maand Month / Dag Day 5 | 9 | 1 | 2 | 1 | 9 | 0 | 0 | 1 | 6 | 0 | 8 | 0 |
5.: (a)	23 November 2001
5.: (b)	Director
6.:	108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	New Appointment - 23 November 2001

1..	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

KEY TO PERSONAL PARTICULARS REQUIRED	PERSONAL PARTICULARS	1963/007579/06
1. Van / Surname	ZACHARIAS	
2. Volle voorname/ Full Forenames	GEORGE JOHN	
3.Vorige van en voorname/Former surname and forenames		
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 8 0 4 2 3 5 8 1 2 0 8 8	
5. (a) Datum van aanstelling/Date of appointment	1 May 1999	
(b) Betiteling / designation	Secretary	
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body		
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800	
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500	
9. Posadres/Postal address	P O BOX 723 PAROW 7499	
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African	
11. Beroep/Occupation	COMPANY SECRETARY	
12. In .J-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes	
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change	

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.: No change	13.: No change

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

Opgawe van besonderhede soos op /
Return of Particulars as at ....

Verklaring / Statement

Ek, GEORGE JOHN ZACHARIAS
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ing e artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, ______
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 7 Juni 2002

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	VAN ROOYEN
2. Volle voornaam/Full forenames	BERNARD RENIER
rige van en voornaam/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 3 3 0 9 2 2 5 0 7 3 0 0 8
5. (a) Datum van aanstelling/Date of appointment	4 October 1993
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7. Besigheidadres/Business address	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8. Posadres/Postal address	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	BüHRMANN
2.:	WILHELM EMIL
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 5 0 4 2 4 5 1 3 1 0 0 4
5.: (a)	4 February 1994
(b)	Director
6.:	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.:	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	GROUP INVESTMENT MANAGER
11.:	Yes
12.:	No Change

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 3 1 1 2 1 5 0 9 1 0 0 6
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	LOUW
2.:	ANDRIES CORNELIS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 8 1 0 3 1 5 0 4 0 0 8 7
5.: (a)	29 February 2000
(b)	Director
6.:	15 PERLEMOEN STREET BLOUBERGSTRAND 7441
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : MARINE
11.:	Yes
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3 8 0 5 0 9 5 1 1 8 0 1 3
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 3 0 3 0 5 5 7 5 5 0 8 9
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 3047 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LOUBSER
2.:	MAGDALENA SUSANNA
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5 9 1 2 1 9 0 0 1 6 0 8 0
5.: (a)	23 November 2001
(b)	Director
6.:	108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	WILLCOX
2.:	MARK JOHN
3.:	
4.: Jaar/Year Maand/Month Dag/Day	7 0 0 1 0 8 5 0 2 2 0 8 6
5.: (a)	15 May 2000
(b)	Director
6.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

KEY TO PERSONAL PARTICULARS REQUIRED | PERSONAL PARTICULARS | 1963/007579/06

1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 8 0 4 2 3 5 8 1 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.: No change	13.: No change

LIST OF DIRECTORS CONTINUED.......

1.:	GARDNER
2.:	CALVYN
3.:	
4.:	Jaar Year / Maand Month / Dag Day 6 | 2 | 0 | 8 | 1 | 9 | 5 | 0 | 3 | 7 | 0 | 8 | 3 |
5.: (a)	1 September 2001
5.: (b)	Director
6.:	405 VOORTREKKER ROAD PAROW 7500
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

1.:	MERCIER
2.:	YANNIC PIERRE JEAN
3.:	
4.:	Jaar Year / Maand Month / Dag Day 3 | 3 | 0 | 7 | 1 | 7 | | | | | | | |
5.: (a)	26 April 2000
5.: (b)	Director
6.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
7.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
8.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
9.:	SWISS (9662761)
10.:	RETIRED
11.:	No
12.:	No Change

1.:	KRIGE
2.:	ALWYN MERWE
3.:	
4.:	Jaar Year / Maand Month / Dag Day 5 | 5 | 0 | 4 | 1 | 4 | 5 | 0 | 0 | 2 | 0 | 8 | 1 |
5.: (a)	27 May 2002
5.: (b)	Director
6.:	15 ROKEWOOD DIE BOORD STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : LAND DIVISION
11.:	Yes
12.:	New Appointment - 27 May 2002

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

EXEMPTION NO 82-4011

Opgawe van besonderhede soos op /
Return of Particulars as at ....

Verklaring / Statement

Ek, MARK JOHN WILLCOX
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vor[illegible]M 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ing[illegible]je artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, ____________________
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 19 JUNE 2002

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WILLCOX
2. Volle voorname/Full forenames	MARK JOHN
3. [illegible]ge van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 7 0 0 1 1 0 8 5 0 2 2 0 8 6
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	15 May 2000 Director
6. Woonadres/Residential address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7. Besigheidadres/Business address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8. Posadres/Postal address	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	BüHRMANN
2.:	WILHELM EMIL
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5 5 0 4 2 4 5 1 3 1 0 0 4
5.: (a)	4 February 1994
(b)	Director
6.:	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.:	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	GROUP INVESTMENT MANAGER
11.:	Yes
12.:	No Change

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.: Jaar/Year Maand/Month Dag/Day	4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5 3 1 1 2 1 5 0 9 1 0 0 6
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	LOUW
2.:	ANDRIES CORNELIS
3.:	
4.: Jaar/Year Maand/Month Dag/Day	4 8 1 0 3 1 5 0 4 0 0 8 7
5.: (a)	29 February 2000
(b)	Director
6.:	15 PERLEMOEN STREET BLOUBERGSTRAND 7441
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : MARINE
11.:	Yes
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.: Jaar/Year Maand/Month Dag/Day	3 8 0 5 0 9 5 1 1 8 0 1 3
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.: Jaar/Year Maand/Month Dag/Day	3 3 0 9 2 2 5 0 7 3 0 0 8
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	GARDNER	
2.:	CALVYN	
3.:		
4.:	Jaar/Year Maand/Month Dag/Day	6 2 0 8 1 9 5 0 3 7 0 8 3
5.: (a)	1 September 2001	
(b)	Director	
6.:	405 VOORTREKKER ROAD PAROW 7500	
7.:	405 VOORTREKKER ROAD PAROW 7500	
8.:	P O BOX 723 PAROW 7499	
9.:	South African	
10.:	CHIEF EXECUTIVE OFFICER	
11.:	Yes	
12.:	No Change	

1.:	LOUBSER	
2.:	MAGDALENA SUSANNA	
3.:		
4.:	Jaar/Year Maand/Month Dag/Day	5 9 1 2 1 9 0 0 1 6 0 8 0
5.: (a)	23 November 2001	
(b)	Director	
6.:	108 ODENDAAL STREET AURORA DURBANVILLE 7550	
7.:	405 VOORTREKKER ROAD PAROW 7500	
8.:	P O BOX 723 PAROW 7499	
9.:	South African	
10.:	FINANCIAL DIRECTOR	
11.:	Yes	
12.:	No Change	

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated__________

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
	1963/007579/06
1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.	
9.:	
10.:	
11.:	
12.:	
13.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	No change

LIST OF DIRECTORS CONTINUED.......

1.:	KRIGE
2.:	ALWYN MERWE
3.:	
4.: Jaar Year / Maand Month / Dag Day	5 5 0 4 1 4 5 0 0 2 0 8 1
5.: (a)	27 May 2002
5.: (b)	Director
6.:	15 ROKEWOOD DIE BOORD STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : LAND DIVISION
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.: Jaar Year / Maand Month / Dag Day	5 3 0 3 0 5 5 7 5 5 0 8 9
5.: (a)	29 February 2000
5.: (b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 3047 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MERCIER
2.:	YANNIC PIERRE JEAN
3.:	
4.: Jaar Year / Maand Month / Dag Day	3 3 0 7 1 7
5.: (a)	26 April 2000
5.: (b)	Director
6.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
7.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
8.:	56 CHEMIN MACHERY 1292 CHAMBESY GENEVA SWITZERLAND
9.:	SWISS (9662761)
10.:	RETIRED
11.:	No
12.:	Resigned - 31 May 2002

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change